UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

CARDAX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

$0.001 par value per share

(Title of Class of Securities)

14141D102

(CUSIP Number of Class of Common Stock)

David G. Watumull

Cardax, Inc.

2800 Woodlawn Drive, Suite 129

Honolulu, Hawaii 96822

(808) 457-1400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Richard M. Morris, Esq.

Herrick, Feinstein LLP
2 Park Avenue

New York, New York 10016

(212) 592-1400

CALCULATION OF FILING FEE:

Transaction Valuation:	Amount of Filing Fee:
$8,630,351.09 (a)	$1,074.48 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the Cardax, Inc. (the “Company”) to holders of its $0.625 warrants (“Original Warrants”) to exchange up to 27,705,782 of such Original Warrants, plus a fee of $0.15 per Original Warrant (“Exchange Payment”) for an equal number of shares of common stock of the Company (“Exchange Offer”). The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that 27,705,782 outstanding Original Warrants are tendered in the Exchange Offer, and was determined using $0.31 per Original Warrant, which represents the average of the bid and ask price of the Company’s common stock on May 1, 2018 on the OTCQB.

(b)

Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) and (g) under the Securities Act of 1933, computed based upon the average of the bid and ask price per share of the Company’s common stock on May 1, 2018 on the OTCQB.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,074.48

Form or Registration Number: Registration Statement on Form S-4 (File No. 333-224619)

Filing Party: Cardax, Inc.

Date Filed: May 2, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Cardax, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to exchange each issued and outstanding warrant that provided the holder the right to purchase a share of common stock of the Company, par value $0.001 per share (“Common Stock”) at $0.625 per share (each, an “Original Warrant”) and payment by the holder of $0.15 in cash (the “Exchange Payment”), for one share of Common Stock, which constitutes the “Exchange Offer”.

The Exchange Offer is being made upon the terms and subject to the conditions set forth in the offer of warrant holders (“Offer Letter”), letter of transmittal (“Letter of Transmittal”), and prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4, initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2018, as amended by Amendment No. 1, filed by the Company on June 14, 2018 (as it may be further amended and/or supplemented from time to time, the “Registration Statement”). The Offer Letter, Letter of Transmittal, and Registration Statements (including the Prospectus), are Exhibits (a)(1)(a), (a)(1)(b), and (a)(4)(a) hereto, respectively.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As further set forth below, information contained in the Offer Letter, Letter of Transmittal, and the Prospectus, is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Summary Term Sheet is incorporated herein.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the issuer is Cardax, Inc. The address and telephone number of its principal executive offices is 2800 Woodlawn Drive, Suite 129, Honolulu, Hawaii 96822; (808) 457-1400.

(b)	Securities.

The title of the securities that are the subject of the Exchange Offer are the (i) Class A Warrants, (ii) Noteholder Warrants, (iii) Placement Agent Warrants, and (iv) Financial Consultant Warrants, which are each warrants that provide the holders the right to purchase a share of Common Stock at $0.625 per share, collectively referred to herein as Original Warrants. As of the close of business on June 13, 2018, there were a total of 27,705,782 Original Warrants outstanding, which includes (i) 23,914,752 Class A Warrants, (ii) 130,585 Noteholder Warrants, (iii) 3,010,445 Placement Agent Warrants, and (iv) 650,000 Financial Consultant Warrants.

(c)	Trading Market and Price.

No trading market exists for the Original Warrants.

With respect to our Common Stock, the information set forth in the “Price Range Of Common Stock and Dividend Policy — Market Information” section of the Prospectus is incorporated herein by reference.

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Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the filing person. The address and telephone number of the Company and each of the Company’s executive officers and directors is c/o Cardax, Inc., 2800 Woodlawn Drive, Suite 129, Honolulu, Hawaii 96822, (808) 457-1400.

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

Information on the persons specified in Instruction C of Schedule TO is set forth in the “Management” section of the Prospectus, which is incorporated herein by reference.

Each of the executive officers and directors of the Company are U.S. citizens.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Summary Term Sheet and in the “General Terms of the Exchange Offer” and “Certain United Stated Federal Income Tax Considerations” sections of the Prospectus is incorporated herein by reference.

(b)	Purchases.

None of the Company’s executive officers, directors, or control persons hold Original Warrants, and therefore, such persons may not participate in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—“Liquidity and Capital Resources”, “Description Of Securities”, “Certain Relationships and Related Party Transactions”, and “Executive Compensation” sections of the Prospectus is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

We are making the Exchange Offer primarily to raise capital from holders of Original Warrants. We believe that by allowing holders of Original Warrants to exchange the Original Warrants for Exchange Shares, the Company can raise additional capital for general corporate purposes in an efficient and cost-effective manner.

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(b)	Use of Securities Acquired.

The Original Warrants tendered in this Exchange Offer will be retired.

(c)	Plans.

In order for holders of Original Warrants to participate in the Exchange Offer, holders must pay an Exchange Payment. Assuming that all holders of Original Warrants fully participate in the Exchange Offer, the Company will receive net cash proceeds equal to $3,831,710 in connection with the Exchange Offer after deducting financial advisor and solicitation agent fees. This would represent an increase of 121% of the Company’s assets as of March 31, 2018. In addition, assuming full participation in the Exchange Offer, the Company’s outstanding shares of Common Stock would increase by 27,705,782 to 150,722,479, as of June 13, 2018, representing a 22.5% increase in the outstanding Common Stock.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

Not applicable.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

None of the Company’s executive officers, directors, or control persons are the beneficial owners of Original Warrants.

The information set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Management” of the Prospectus is incorporated herein by reference.

(b)	Securities Transactions.

There was no transaction by the Company, any of its officers, directors, affiliates, or other person for which disclosure is required, during the past 60 days with respect to the Original Warrants or our Common Stock.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

The information set forth in the section entitled “Solicitation Agents” of the Prospectus is incorporated herein by reference.

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Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Financial Statements, included in the Prospectus, is incorporated herein by reference.

(b)	Pro Forma Information.

Cardax, Inc., and Subsidiary

CONSOLIDATED PRO FORMA BALANCE SHEET

As of March 31, 2018

			Pro Forma
	As Reported		Adjustments	Pro Forma
ASSETS	(Unaudited)		(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash	$1,293,303	(a)	3,830,636	$5,123,939
Accounts receivable	123,286			123,286
Inventories	228,234			228,234
Deposits and other assets	119,066			119,066
Prepaid expenses	21,848			21,848

Total current assets	1,785,737			5,616,373

PROPERTY AND EQUIPMENT, net	813			813

INTANGIBLE ASSETS, net	423,331			423,331

Total non-current assets	424,144			424,144

TOTAL ASSETS	$2,209,881			$6,040,517

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accrued payroll and payroll related expenses	$3,523,151			$3,523,151
Accounts payable and accrued expenses	541,900			541,900
Fees payable to directors	418,546			418,546
Employee settlement	50,000			50,000

Total current liabilities	4,533,597			4,533,597

COMMITMENTS AND CONTINGENCIES	-			-

Total liabilities	4,533,597			4,533,597

STOCKHOLDERS’ DEFICIT
Preferred Stock - $0.001 par value; 50,000,000 shares authorized, 0 shares issued and outstanding as of March 31, 2018	-			-
Common Stock - $0.001 par value; 400,000,000 shares authorized, 150,565,482 and 122,674,516 shares issued and outstanding as of March 31, 2018	122,860	(b)	27,706	150,566
Additional paid-in-capital	56,520,384	(b)	4,128,161	60,648,545
Accumulated deficit	(58,966,960)	(c)	(325,231)	(59,292,191)

Total stockholders’ deficit	(2,323,716)			1,506,920

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,209,881			$6,040,517

BOOK VALUE OF STOCK	$(0.02)			$0.01

The accompanying notes are an integral part of these Pro Forma Condensed Consolidated Financial Statements

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Cardax, Inc., and Subsidiary

CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

For the three months ended March 31, 2018

			Pro Forma
	As Reported		Adjustments	Pro Forma
	(Unaudited)		(Unaudited)	(Unaudited)

REVENUES, net	$313,310			$313,310

COST OF GOODS SOLD	135,532			135,532

GROSS PROFIT	177,778			177,778

OPERATING EXPENSES:
General and administrative expenses	553,269	(c)	325,231	878,500
Sales and marketing	350,114			350,114
Research and development	183,823			183,823
Stock based compensation	129,625			129,625
Depreciation and amortization	9,605			9,605

Total operating expenses	1,226,436			1,551,667

Loss from operations	(1,048,658)			(1,373,889)

OTHER INCOME (EXPENSES):
Other income	556			556
Interest income	1,119			1,119
Interest expense	(881)			(881)

Total other income (expenses)	794			794

Loss before the provision for income taxes	(1,047,864)			(1,373,095)

PROVISION FOR INCOME TAXES	-			-

NET LOSS	$(1,047,864)			$(1,373,095)

NET LOSS PER SHARE
Basic	$(0.01)			$(0.01)
Diluted	$(0.01)			$(0.01)

SHARES USED IN CALCULATION OF NET LOSS PER SHARE
Basic	122,674,516		27,705,782	150,380,298
Diluted	122,674,516		27,705,782	150,380,298

The accompanying notes are an integral part of these Pro Forma Condensed Consolidated Financial Statements

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Cardax, Inc., and Subsidiary

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Cardax, Inc. and Subsidiary are referred to herein as the “Company”. The accompanying unaudited pro forma condensed consolidated balance sheet as at March 31, 2018 and unaudited pro forma condensed consolidated statements of operations for the three-months ended March 31, 2018 of the Company (the “Pro Forma Condensed Consolidated Financial Statements”) have been prepared by management on the basis of United States Generally Accepted Accounting Principles (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) from information derived from the financial statements of the Company. The unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared for inclusion in the Company’s Schedule TO in connection with the Company’s offer to exchange each issued and outstanding warrant that provided the holder the right to purchase a share of common stock of the Company, par value $0.001 per share (“Common Stock”), at $0.625 per share (each, an “Original Warrant”), and payment by the holder of $0.15 in cash (the “Exchange Payment”), for one share of Common Stock (an “Exchange Share”), which constitutes the “Exchange Offer”.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2018 has been prepared as if 100% of the Original Warrants outstanding as of March 31, 2018 were exchanged on December 31, 2017. The unaudited pro forma condensed consolidated statement of operations for the three-months ended March 31, 2018 has been prepared as if all of the Original Warrants outstanding as of March 31, 2018 had been exchanged on January 1, 2018.

The unaudited Pro Forma Condensed Consolidated Financial Statements have been derived from the unaudited condensed consolidated financial statements of the Company for the quarterly period ended March 31, 2018.

The unaudited pro forma adjustments are based on currently available information and certain assumptions that management believes are reasonable. The unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements and accompanying footnotes. The unaudited Pro Forma Condensed Consolidated Financial Statements are for informational purposes only and do not purport to reflect the financial position or results of operations that would have occurred if the Exchange Offer had been consummated on the dates indicated above, nor do they purport to represent or be indicative of the financial position or results of operations of the Company for any future dates or periods.

2. Significant Accounting Policies

The accounting policies used in the preparation of these unaudited Pro Forma Condensed Consolidated Financial Statements are those set forth in the Company’s audited financial statements for the year ended December 31, 2017 as described in the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2018 and the Company’s unaudited condensed consolidated financial statements for the quarterly period ended March 31, 2018 as described in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018.

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Cardax, Inc., and Subsidiary

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(continued)

3. Description of the Transaction

The Company is offering to exchange each issued and outstanding Original Warrant together with the Exchange Payment for an Exchange Share. The Company will accept for exchange any and all Original Warrants validly tendered at any time prior to 5:00 p.m., New York City time, during the period (the “Exchange Period”) beginning on the effective date of the registration statement filed in connection with the Exchange Offer, and continuing until the date (the “Expiration Date”) that is 25 business days after the effective date, unless extended by the Company. The Company will issue the Exchange Shares on a continuous basis pursuant to Rule 415 of the Securities Act of 1933 as amended (“Securities Act”) during the Exchange Period. The Company will accept for exchange any Original Warrant held by any person other than the original holder if such Original Warrant is transferred in accordance with the terms of the Original Warrant and applicable federal and state securities laws. Holders may elect to participate in the Exchange Offer with respect to some, all or none of their Original Warrants. If a holder chooses not to participate in the Exchange Offer, the holder’s Original Warrants will remain in full force and effect, as originally issued with an exercise price of $0.625 per share and will retain in all respects their original terms and provisions.

The purpose of the Exchange Offer is primarily to raise capital from holders of Original Warrants. The Company believes that by allowing holders of Original Warrants to exchange the Original Warrants for Exchange Shares, the Company can raise additional capital for general corporate purposes in an efficient and cost-effective manner.

(i) Warrants

A total of 27,705,782 Original Warrants were issued by the Company on February 7, 2014 upon the consummation of a reverse merger (the “Merger”) in connection with a private placement of shares of Common Stock and Original Warrants. The Original Warrants expire February 7, 2019 (five years from the date of issuance). As of the date of this report, none of the Original Warrants have been exercised at the original price of $0.625 per share. The unaudited pro forma consolidated balance sheet gives effect to the exchange of 27,705,782 Original Warrants outstanding as of March 31, 2018 together with the payment of $0.15 per share, for gross proceeds of $4,155,867 and 27,705,782 shares of Common Stock being issued as a result of such exchange.

(ii) Financial Advisor and Solicitation Agent

The Company has engaged M.M. Dillon & Co. Group LLC (“M.M. Dillon & Co.”) to serve as financial advisor and CIM Securities, LLC (“CIM Securities”), to serve as solicitation agent for this Exchange Offer. As compensation for their services, the Company has agreed to pay M.M. Dillon & Co. a cash fee of 3.5% of the gross proceeds from the Exchange Offer and a 5-year Common Stock purchase warrant with a fair market value equal to 3.5% of the gross proceeds from the Exchange Offer and CIM Securities a cash fee of 4.3% of the gross proceeds from the Exchange Offer and a 5-year Common Stock purchase warrant with a fair market value equal to 3.5% of the gross proceeds from the Exchange Offer. The fair market value of the Common Stock purchase warrants shall be based on a Black-Scholes valuation as of the day immediately prior to the filing date of the initial registration statement in connection with the Exchange Offer. M.M. Dillion & Co. and CIM Securities will also be reimbursed for reasonable out-of-pocket expenses incurred in connection with the Exchange Offer (including reasonable fees and disbursements of counsel).

The agreement between the Company and M.M. Dillon & Co. and CIM Securities provides that the Company will indemnify M.M. Dillon & Co. and CIM Securities against certain liabilities, including liabilities under the Securities Act.

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Cardax, Inc., and Subsidiary

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4. Pro Forma Assumptions and Adjustments

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2018 has been prepared as if 100% of the Original Warrants outstanding as of March 31, 2018 were exchanged on December 31, 2017. The unaudited pro forma condensed consolidated statement of operations for the three-months ended March 31, 2018 has been prepared as if all of the Original Warrants outstanding as of March 31, 2018 had been exchanged on January 1, 2018. The following adjustments are directly attributable to the transaction:

a)	To record the net cash proceeds from the issuance of Exchange Offer less registration fees of $1,074.
b)	To record the issuance of the maximum number of shares available for issuance in the Exchange Offer.
c)	To record the impact on earnings of the Exchange Offer.

5. Pro Forma Common Stock

The pro forma Common Stock has been determined as follows:

	As of March 31, 2018
	Common
	Stock	Amount
Common Stock	122,859,700	$56,643,244
Shares issued upon exercise of Exchange Offer	27,705,782	4,155,867
Pro forma Common Stock	150,565,482	$60,799,111

6. Pro Forma Net Loss Per Share

The pro forma net loss per share has been determined as follows:

Three-months
ended
March 31, 2018
Weighted average number of common shares	122,674,516
Weighted average number of shares issued on in the Exchange Offer	27,705,782
Pro forma weighted average number of shares outstanding - basic and diluted	150,380,298
Pro forma adjusted net loss	$(1,373,095)
Pro forma adjusted net loss per share - basic and diluted	$(0.01)

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Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the “Certain Relationships and Related Party Transactions” of the Prospectus is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)	(1)	(a)	Letter to Warrant Holders
		(b)	Letter of Transmittal
		(c)	Summary Term Sheet
	(4)	(a)	Registration Statement on Form S-4, filed with the SEC on May 2, 2018
		(b)	Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on June 14, 2018
	(5)	(a)	Current Report on Form 8-K, filed with the SEC on May 2, 2018
		(b)	Press Release
(b)			Not applicable
(c)			Not applicable
(d)		(1)	Form of Class A Warrant
		(2)	Form of Noteholder Warrant
		(3)	Form of Placement Agent Warrant
		(4)	Form of Financial Consultant Warrant
(e)			Not applicable
(f)			Not applicable
(g)			Not applicable
(h)			Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CARDAX, INC.

By:	/s/ David G. Watumull
Name:	David G. Watumull
Title:	President & Chief Executive Officer

Date: June 14, 2018

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Letter to Warrant Holders (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 2, 2018).

(a)(1)(b)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 2, 2018).

(a)(1)(c)	Summary Term Sheet.*

(a)(4)(a)	Registration Statement on Form S-4 (as filed with the SEC on May 2, 2018 and incorporated herein by reference).

(a)(4)(b)	Amendment No. 1 to Registration Statement on Form S-4 (as filed with the SEC on June 14, 2018 and incorporated herein by reference).

(a)(5)(a)	Current Report on Form 8-K (as filed with the SEC on May 2, 2018 and incorporated herein by reference).

(a)(5)(b)	Press Release (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 2, 2018).

(d)(1)	Form of Class A Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(2)	Form of Noteholder Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(3)	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

(d)(4)	Form of Financial Consultant Warrant (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed with the SEC on February 10, 2014).

* Filed herein.

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